
Mail Stop 3720

June 28, 2017

James C. Heckman, Jr.
President and Chief Executive Officer
theMaven, Inc.
2125 Western Avenue, Suite 502
Seattle, WA 98121

> **Re:**   **theMaven, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed May 10, 2017**
> **Response Dated June 19, 2017**
> **File No. 001-12471**

Dear Mr. Heckman:

We have reviewed your June 19, 2017 response to our comment letter and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to prior comments is to comments in our June 7, 2017 letter.

Form 10-K for Fiscal Year Ended December 31, 2016

2. Basis of Presentation, page F-7

8. Recapitalization on November 4, 2016, page F-15

9. Stockholders' Equity, page F-15

1.   We note your response to comment 8, including the table in the Exhibit depicting the beneficial ownership of officers, directors and 5% shareholders before and after the transaction. It appears Integrated's cash infusion into theMaven prior to the transaction may have assured it control of the post-Recapitalization Board (3 out of 5 seats), thereby enabling it to enforce a substantive right to buy back substantially all of theMaven's pre-

capitalization shares for nominal consideration. Please advise us and explain to us your consideration of the terms of the Integrated loans and the share buyback provisions when concluding on the appropriate accounting for the merger.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications